RED WHITE & BLOOM BRANDS CLOSES AGREEMENT WITH HIGH TIMES

RWB secures exclusive licensing rights for High Times branded locations and product brands for Michigan, Illinois and Florida and Culture for CBD nationally in the U.S.

Toronto, Ontario, June 11, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: TDRYD) (“RWB” or the “Company”) is pleased to announce that it has closed the previously announced Definitive Agreement (as herein defined) to acquire the licensing rights for the branding of High Times® dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture® brand.

Under the terms of the Definitive Agreement, RWB has acquired the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. RWB plans to sub-license to its investee in Michigan for its 18 planned and operational dispensaries, to be rebranded as High Times stores and allow the investee to create and sell cannabis derived products both within their own locations as well as to third parties in Michigan.

The Definitive Agreement includes RWB securing the rights from HT Retail Licensing, LLC (“HT”) to Culture® for the branding of CBD and whole hemp flower products nationally in the United States. Initial plans are to grow and manufacture these best-in-class products from its massive 3.6 million square foot facility in Illinois.

In addition to dispensaries becoming High Times branded destinations, RWB plans to introduce High Times branded products including flower, vapes, tinctures, topicals, and edibles through both owned and other third party outlets, subject to the licensing agreements for each respective state.

Brad Rogers, Chairman and CEO stated, “Closing this deal with the only real iconic brand in cannabis and working alongside the first-class people that come with it, is just the beginning of another 45 year journey that will define RWB and High Times in this chapter of history as the best-in-class for generations to come.”

“Let’s make America dope again.”

Details of the Transaction

Immediately prior to the entering into of the Definitive Agreement, Newco entered into: (i) a retail license agreement with HT whereby Newco was granted the right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby Newco was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

RWB entered into an acquisition agreement (the “Definitive Agreement”) with HT, as licensor to Newco, and 1252240 B.C. Ltd. (the “Seller”), to acquire 1251881 B.C. Ltd. (“Newco”), a wholly-owned subsidiary of the Seller (the “Transaction”).

The Transaction was completed by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034 B.C. Ltd. (“Subco”), a newly formed wholly-owned British Columbia subsidiary of RWB, amalgamated with Newco in exchange for 13,500,000 common shares of RWB (the “Consideration Shares”) issued at a deemed price of CDN$1.50 per share. The Company also issued one special warrant to Subco that is exercisable into 4,500,000 additional common shares of RWB in certain circumstances. The Company also paid a finder’s to an arm’s length finder in connection with the closing of the Transaction.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on major markets in the United States, including Michigan, Illinois, Massachusetts, California, and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

About High Times:

For more than 45 years, High Times has been one of the world’s most well-known cannabis brands - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into hosting industry-leading events like the Cannabis Cup and the High Times Business Summit, while providing digital TV and social networks, globally distributed merchandise, international licensing deals and providing content for its millions of fans and supporters across the globe. In the world of Cannabis, High Times is the arbiter of quality. For more information on High Times visit http://www.hightimes.com.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

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Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the Proposed Transaction.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the expected timing and terms of the Proposed Transaction, the number of common shares of the Company that may be issued in connection with the Proposed Transaction, the required approvals in connection with the Proposed Transaction and the ability to obtain such approvals and the parties’ ability to satisfy closing conditions. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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